CIBER, Inc.

6363 South Fiddler’s Green Circle, Suite 1400

Greenwood Village, Colorado 80111

January 14, 2009

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	CIBER, Inc.
Registration Statement on Form S-4
Registration No. 333-155906

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of CIBER, Inc., a Delaware corporation (“CIBER”) that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:30 p.m. (EST) on January 16, 2009, or as soon thereafter as practicable.

In connection with this request for acceleration, CIBER acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CIBER from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  CIBER may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CIBER, Inc.

		By:	/s/ SUSAN KEESEN
Susan Keesen
Vice President & General Counsel

cc:	Paul Hilton, Esq.
Tara L. Dunn, Esq.